Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase dated January 10, 2018 and the related Letter of Transmittal, as they may be amended or supplemented from time to time. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making or acceptance of offers to sell Shares would not be in compliance with the laws of that jurisdiction, provided that CDI (as defined below) will comply with the requirements of rule 13e-4(f)(8) promulgated under the Securities Exchange Act of 1934, as amended. CDI may, at its discretion, take any actions necessary for CDI to make the Offer to shareholders in any such jurisdiction. in any jurisdiction the securities or blue sky laws of which require the Offer to be made by a licensed broker or dealer, the tender offer is being made on our behalf by the Dealer Manager (as defined below) or one or more registered brokers or dealers, which are licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash

by

of

Up to $500,000,000 of Shares of Its Common Stock

At a Purchase Price Not Greater Than

$265.00 Per Share

And Not Less Than $230.00 Per Share

Churchill Downs Incorporated, a Kentucky corporation (“CDI”), is offering to purchase shares of its common stock, no par value per share (the “Shares”), for cash up to an aggregate purchase price of $500,000,000, at a per Share price not greater than $265.00 and not less than $230.00, net to the tendering shareholder in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 10, 2018 (the “Offer to Purchase”), and in the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the “Offer”).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON FEBRUARY 7, 2018, UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS THEY MAY BE EXTENDED, THE “EXPIRATION DATE”).

Upon the terms and subject to the conditions of the Offer, promptly after the Expiration Date, CDI will determine a single price per Share (the “Purchase Price”), which will be not greater than $265.00 and not less than $230.00 per Share, that CDI will pay, subject to “odd lot” priority, proration and conditional tender provisions described in the Offer to Purchase, for Shares properly tendered in the Offer and not properly withdrawn, and accepted for payment, taking into account the number of Shares tendered pursuant to the Offer and the prices specified, or deemed specified, by the tendering shareholders. Upon the terms and subject to the conditions of the Offer, the Purchase Price will be the lowest price per Share (in increments of $1.00) of not greater than $265.00 and not less than $230.00 per Share, at which Shares have been properly tendered in the Offer and not properly withdrawn, that will enable CDI to purchase the maximum number of Shares properly tendered in the Offer and not properly withdrawn having an aggregate purchase price not exceeding $500,000,000 (or, if the Offer is not fully subscribed, all Shares properly tendered and not properly withdrawn). All Shares purchased in the Offer will be purchased at the same Purchase Price regardless of whether the shareholder tendered at a price lower than the Purchase Price. However, because of the “odd lot” priority, proration and conditional tender provisions described in the Offer to Purchase, it is possible that not all of the Shares tendered at or below the Purchase Price will be purchased if Shares having an aggregate purchase price in excess of $500,000,000 are properly tendered and not properly withdrawn. Shares tendered but not purchased in the Offer will be returned to the tendering shareholders at CDI’s expense promptly after the Expiration Date.

In addition, in the event that Shares are validly tendered at or below the Purchase Price (and not validly withdrawn) having an aggregate purchase price of more than $500,000,000, CDI may exercise its right to purchase up to an additional 2% of its outstanding Shares without extending the Expiration Date. CDI also expressly reserves the right, in its sole discretion, to amend the Offer to purchase more than $500,000,000 of Shares in the Offer, subject to applicable law.

The Offer is not conditioned on the receipt of financing or any minimum value of Shares being tendered. The Offer, however, is subject to other conditions set forth in the Offer to Purchase.

As of January 8, 2018, we had 15,410,179 issued and outstanding Shares (and 191,508 Shares reserved for restricted stock units (“RSUs”), and performance stock units (“PSUs”), and phantom share units). In connection with the closing of the sale of Big Fish Games, Inc. on January 9, 2018 (the “Big Fish Games Sale”), 72,870 Shares were issued in connection with the vesting of certain RSUs and PSUs, which does not reflect any Shares that will be withheld to satisfy tax obligations. If the Offer is fully subscribed at a Purchase Price of $265.00, the maximum Purchase Price pursuant to the Offer, the completion of the Offer will result in the repurchase by the Company of 1,886,792 Shares, which would represent approximately 12.2% of our issued and outstanding Shares as of January 8, 2018 (which excludes Shares that would result from the assumed exercise of RSUs, PSUs and phantom share units, the proceeds of which are then assumed to have been used to repurchase outstanding Shares using the treasury stock method (“Potential Shares”)), or 12.1% of our outstanding Shares on a fully diluted basis as of January 8, 2018 (which includes Potential Shares). If the Offer is fully subscribed at a Purchase Price of $230.00, the minimum Purchase Price pursuant to the Offer, the completion of the Offer will result in the repurchase by the Company of 2,173,913 Shares, which would represent approximately 14.1% of our issued and outstanding Shares as of January 8, 2018 (which excludes Potential Shares), or 14.0% of our outstanding Shares on a fully diluted basis as of January 8, 2018 (which includes Potential Shares).

WHILE THE BOARD OF DIRECTORS OF CDI HAS AUTHORIZED THE OFFER, NONE OF CDI, THE MEMBERS OF ITS BOARD OF DIRECTORS, J.P. MORGAN SECURITIES LLC, THE DEALER MANAGER FOR THE OFFER (THE “DEALER MANAGER”), GEORGESON LLC, THE INFORMATION AGENT FOR THE OFFER (THE “INFORMATION AGENT”) OR THE DEPOSITARY (AS DEFINED BELOW) MAKES ANY RECOMMENDATION TO ANY SHAREHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING THE SHAREHOLDER’S SHARES OR AS TO ANY PRICE AT WHICH THE SHAREHOLDER MIGHT TENDER SHARES. SHAREHOLDERS MUST MAKE THEIR OWN DECISION AS TO WHETHER TO TENDER THEIR SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND AT WHAT PRICE OR PRICES TO TENDER. PRIOR TO MAKING ANY DECISION WITH RESPECT TO THE OFFER, SHAREHOLDERS SHOULD READ CAREFULLY THE INFORMATION IN THE OFFER TO PURCHASE AND IN THE RELATED LETTER OF TRANSMITTAL, INCLUDING THE PURPOSES AND EFFECTS OF THE OFFER. SHAREHOLDERS SHOULD DISCUSS WHETHER TO TENDER THEIR SHARES WITH THEIR BROKER, IF ANY, OR OTHER FINANCIAL OR TAX ADVISOR.

Upon the terms and subject to the conditions of the Offer, including the provisions relating to “odd lot” priority, proration and conditional tender described in the Offer to Purchase, CDI will purchase Shares properly tendered at or below the Purchase Price and not properly withdrawn on or before the Expiration Date having an aggregate purchase price of up to $500,000,000 (or such greater amount as it may elect to purchase, subject to applicable law). If the number of Shares properly tendered at or below the Purchase

Price and not properly withdrawn prior to the Expiration Date would result in an aggregate purchase price of more than $500,000,000, CDI will purchase Shares in the following order of priority:

•	first, CDI will purchase all odd lots of less than 100 Shares from shareholders who properly tender all of their Shares at or below the Purchase Price and who do not properly withdraw them before the Expiration Date (tenders of less than all of the Shares owned, beneficially or of record, by such Odd Lot Holder (as defined in the Offer to Purchase) will not qualify for this preference) (“Preferred Odd Lots”);

•	second, after purchasing all Preferred Odd Lots that were properly tendered at or below the Purchase Price and not properly withdrawn, CDI will purchase Shares from all other shareholders who properly tender Shares at or below the Purchase Price and who do not properly withdraw them before the Expiration Date (except for shareholders who tendered Shares conditionally for which the condition was not satisfied), on a pro rata basis, with appropriate adjustments to avoid purchases of fractional Shares, until CDI has acquired purchased Shares having an aggregate purchase price of $500,000,000 (or such greater amount as CDI may elect to purchase, subject to applicable law); and

•	third, only if necessary to permit CDI to purchase Shares having an aggregate purchase price of $500,000,000 (or such greater amount as CDI may elect to purchase, subject to applicable law), CDI will purchase Shares from shareholders who have properly tendered Shares at or below the Purchase Price conditionally (for which the condition was not initially satisfied) by random lot, to the extent feasible. To be eligible for purchase by random lot, shareholders whose Shares are conditionally tendered must have properly tendered all of their Shares at or below the Purchase Price and not properly withdrawn them before the Expiration Date.

All Shares tendered and not purchased in the Offer will be returned to shareholders at CDI’s expense promptly following the Expiration Date. CDI expressly reserves the right, in its sole discretion, at any time and from time to time, and regardless of whether or not any of the conditions set forth in the Offer to Purchase shall have occurred or shall be deemed by CDI to have occurred, to extend the period of time during which the Offer is open and delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of such extension to the Depositary and making a public announcement of such extension no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced Expiration Date. During any such extension, all Shares previously tendered and not validly withdrawn will remain subject to the Offer and to the right of a tendering shareholder to withdraw such shareholder’s Shares.

Shares tendered pursuant to the Offer may be withdrawn at any time before the Expiration Date. In addition, unless tendered Shares have already been accepted for payment, they may be withdrawn at any time after 11:59 p.m., New York City time, on March 8, 2018. For a withdrawal to be effective, a notice of withdrawal must be in writing, must be received in a timely manner by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase and must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares.

For purposes of the Offer, CDI will be deemed to have accepted for payment (and therefore purchased), subject to the “odd lot” priority, proration and conditional tender provisions of the Offer, Shares that are properly tendered at or below the Purchase Price and not properly withdrawn only when, as and if CDI gives oral or written notice to American Stock Transfer & Trust Company, LLC, the depositary for the Offer (the “Depositary”), of its acceptance of the Shares for payment in the Offer. Payment for Shares tendered and accepted for payment in the Offer will be made promptly, subject to possible delay in the event of proration, but only after timely receipt by the Depositary of certificates for Shares or confirmation of book-entry transfer of Shares into the Depositary’s account at The Depository Trust Company (“DTC”), a properly completed and duly executed Letter of Transmittal or an Agent’s Message (as defined in the Offer to Purchase), in the case of a book-entry transfer, and any other documents required by the Letter of Transmittal.

Shareholders wishing to tender Shares in the Offer must follow the procedures set forth in the Offer to Purchase and in the Letter of Transmittal, including doing one of the following before 11:59 p.m., New York City time, on February 7, 2018, or any later time and date to which the Offer may be extended:

•	If you hold your Shares in a brokerage account or otherwise through a broker, dealer, commercial bank, trust company or other nominee (i.e., in “street name”), you must contact your broker, dealer, commercial bank, trust company or other nominee if you wish to tender your Shares (shareholders should note that if a broker, dealer, commercial bank, trust company or other nominee holds your Shares, it is likely that they have an earlier deadline for participating in the Offer and hence we urge you to contact the broker, dealer, commercial bank, trust company or other nominee holding your Shares to find out their deadline);

•	If you hold Shares through CDI’s Employee Stock Purchase Plan or managed shares through CDI’s plan administrator, you have an earlier deadline for participating in the offer and hence we urge you to contact the plan administrator to find our their deadline.

•	If you hold your certificates registered in your own name, you must complete and sign a Letter of Transmittal according to the instructions to the Letter of Transmittal and deliver it, together with any required signature guarantees, the certificates for your Shares and any other documents required by the Letter of Transmittal, to the Depositary before 11:59 p.m., New York City time, on February 7, 2018, or such later time and date to which we may extend the Offer; or

•	If you are an institution participating in DTC, you must tender your Shares according to the procedure for book-entry transfer described in Section 3 of the Offer to Purchase.

Shareholders wishing to tender their Shares but whose certificates are not immediately available, or who are unable to complete the procedure for book-entry transfer or to make delivery of all required documents to the Depositary before the Expiration Date, may tender their Shares by complying with the procedures for guaranteed delivery as provided for in the Offer to Purchase and Letter of Transmittal.

Shareholders may withdraw their tendered Shares at any time prior to the Expiration Date and, if not previously accepted for payment, after March 8, 2018. To withdraw tendered Shares, a written notice of withdrawal must be timely delivered to the Depositary at its address below. The written notice of withdrawal must specify tendering holders name, the number of Shares to be withdrawn and the name of the registered holder of such Shares. If more than one Letter of Transmittal was used to tender such Shares or more than one group of Shares were tendered, then the withdrawal of Shares may be made using either separate notices of withdrawal or a combined notice of withdrawal, so long as the required information is included. Some additional requirements apply if Shares have been tendered under the procedure for book-entry transfer as set forth in the Offer to Purchase. If Shares have tendered your Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, then instructions must be given to such nominee to arrange for the withdrawal of the relevant Shares.

CDI will decide, in its reasonable discretion, all questions as to the number of Shares to be accepted or withdrawn, the Purchase Price to be paid for Shares to be accepted and the validity, form and eligibility, including time of receipt, and acceptance for payment of any tender of Shares, and each such decision will be final and binding on all persons participating in the Offer, subject to such Offer participants disputing such determination in a court of competent jurisdiction. None of CDI, the Dealer Manager, the Information Agent, the Depositary or any other person will be obligated to give notice of any defects or irregularities in tenders, nor will any such person incur any liability for failure to give any notice.

If you are a U.S. Holder (as defined in the Offer to Purchase), the receipt of cash for your tendered Shares generally will be treated for U.S. federal income tax purposes either as (a) a sale or exchange eligible for capital gain or loss treatment or (b) a distribution. If you are a Non-U.S. Holder (as defined in the Offer to Purchase), the payment of cash for your tendered Shares may be subject to U.S. federal income tax withholding. Shareholders are strongly encouraged to read the Offer to Purchase for additional information regarding the U.S. federal income tax consequences of participating in the Offer and should consult their tax advisors.

The Offer to Purchase and the Letter of Transmittal contain important information that should be read before any decision is made with respect to the Offer.

CDI believes that the repurchase of Shares pursuant to the Offer is consistent with its long-term goal of maximizing shareholder value and its prior disclosures concerning potential uses for the proceeds from the Big Fish Games Sale, which closed on January 9, 2018. In determining to proceed with the Offer, the Company’s Board of Directors evaluated CDI’s operations, financial condition, capital needs, regulatory requirements, strategy and expectations for the future and believe that the Offer is a prudent use of CDI’s financial resources.

Copies of the Offer to Purchase and the Letter of Transmittal are being mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and other nominee shareholders and similar persons whose names, or the names of whose nominees, appear on the shareholder list of CDI or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares. Additional copies of the Offer to Purchase and the Letter of Transmittal may be requested from the Information Agent, at the expense of CDI at the address and telephone number set forth below. Questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and addresses set forth below. Shareholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer. CDI also has filed a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission that includes additional information relating to the Offer. The information required to be disclosed by Rule 13e-4(d)(1) under the Securities Act of 1934, as amended, is contained in the Offer to Purchase and is herein incorporated by reference.

The Information Agent for the Offer is:

1290 Avenue of the Americas, 9th Floor

New York, New York 10104

Shareholders, Banks and Brokers Call Toll Free: (866) 628-6024

The Depositary for the Offer is:

American Stock Transfer & Trust Company, LLC

By First-Class, Registered or Certified Mail: American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219	By Express Mail or Overnight Courier: American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219

The Dealer Manager for the Offer is:

J.P. Morgan

J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

Call Toll Free: (877) 371-5947

Direct: (212) 622-4401

January 10, 2018